UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT § 240.13d-2(a)
(Amendment No. 4)*

DVL, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

233347103
(CUSIP Number)

David J. Heymann, Esq
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Jericho, 11753
516-681-3636
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10 Pages)

CUSIP No. 233347103	13D	Page 2 of 10

1	NAME OF REPORTING PERSON Lawrence J. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,397 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,691,397 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,397 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.48%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 233347103	Page 3 of 10

1	NAME OF REPORTING PERSON Milton Neustadter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 639,761 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 639,761 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,761 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.43%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 233347103	Page 4 of 10

1	NAME OF REPORTING PERSON Jay Chazanoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,606 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,606 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,606 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 233347103	Page 5 of 10

1	NAME OF REPORTING PERSON Ron Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,936,782 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,936,782 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,936,782 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 233347103	Page 6 of 10

1	NAME OF REPORTING PERSON Stephen Simms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,795,381 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,795,381 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,381 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 233347103	Page 7 of 10

1	NAME OF REPORTING PERSON Peter H.Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 322,923
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 322,923
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .72%
14	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 4 (this “Amendment”) amends certain information set forth the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 20, 1996, as amended by Amendment No. 1 on September 27, 1999, as amended by Amendment No. 2 on November 18, 1999, as amended by Amendment No. 3 on January 11, 2008 (as amended, the “Schedule 13D”), by Lawrence J. Cohen, Milton Neustadter, Jay Chazanoff, Ron Jacobs, Stephen Simms and Peter Gray, relating to the common stock, par value $.01 per share (the “Common Stock”), of DVL, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used and not defined herein shall have the meanings attributed to them in the Schedule 13D.  This Amendment is being filed solely to correct the previously reported share ownership amounts of certain members of the group.

Item 5.  Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

(a)           The aggregate number of shares of Common Stock beneficially owned by Mr. Cohen as of the date of this Amendment is 4,691,397 shares, or 10.48% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Neustadter as of the date of this Amendment is 639,761 shares, or 1.43% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Chazanoff as of the date of this Amendment is 2,857,606 shares, or 6.38% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Jacobs as of the date of this Amendment is 1,936,782 shares, or 4.33% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Simms as of the date of this Amendment is 1,795,381 shares, or 4.01% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Gray as of the date of this Amendment is 322,923 shares, or .72% of the outstanding Common Stock.

(b)           As of the date of this Amendment, Mr. Cohen possesses: (i) the sole power to vote 4,691,397 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 4,691,397 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

As of the date of this Amendment, Mr. Neustadter possesses: (i) the sole power to vote 639,761 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 639,761 shares of Common Stock, and (iv) the shared power to dispose of 0 shares of Common Stock.

As of the date of this Amendment, Mr. Chazanoff possesses: (i) the sole power to vote 2,857,606 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 2,857,606 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

As of the date of this Amendment, Mr. Jacobs possesses: (i) the sole power to vote 1,936,782  shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 1,936,782  shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

As of the date of this Amendment, Mr. Simms possesses: (i) the sole power to vote 1,795,381 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 1,795,381 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

As of the date of this Amendment, Mr. Gray possesses: (i) the sole power to vote 322,923 shares of Common Stock, which includes 50,000 shares issuable upon exercise of currently exercisable options to purchase Common Stock held by Mr. Gray; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 322,923 shares of Common Stock, which includes 50,000 shares issuable upon exercise of currently exercisable options to purchase Common Stock held by Mr. Gray; and (iv) the shared power to dispose of 0 shares of Common Stock.

(c)           Not applicable

(d)           Not applicable

(e)           Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2010

/s/ Lawrence J. Cohen
Lawrence J. Cohen

/s/ Milton Neustadter
Milton Neustadter

/s/ Jay Chazanoff
Jay Chazanoff

/s/ Ron Jacobs
Ron Jacobs

/s/ Stephen Simms
Stephen Simms

/s/ Peter H. Gray
Peter H. Gray